File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD
MEDICAL

Quarterly Report

Stockholm January 19, 2007

1st Quarterly Report for Diamyd Medical AB (publ), Fiscal Year 2006/2007

(SWEDEN OMX: DIAM B; USA ADR: DMYDY)

September 1, 2006 – November 30, 2006

- **Professor Johnny Ludvigsson, Linkoping, Sweden presented clinical results from our study in type 1 diabetes patients at the European Diabetes meeting EASD in Copenhagen, Denmark in September:**
  - **Diamyd® demonstrated a clear and statistically significant protective effect on endogenous beta cell function in recent onset type 1 diabetes patients.**
  - **Diamyd® administration is very easy, only two injections required.**
  - **No serious adverse events related to Diamyd® treatment have been reported.**
- **US clinical program with Diamyd® will be discussed with FDA on January 29.**
- **Results from 160-patient LADA study on track to be reported in June 2007.**
- **Neurologix Inc. announced completion of the first ever Phase I gene therapy trial for Parkinson's disease using a GAD gene in-licensed from Diamyd Medical.**
- **Professor Hans Wigzell, former president at the Karolinska Institute and Scientific Adviser to the Swedish Government, joins the Board of Directors of Diamyd Medical (after the reporting period).**
- **SEK 49.2 million (US$ 6.88 million) was raised in new funding to the Company as a result of shareholders exercising warrants.**
- **SEK 10.2 million (US$ 1.49 million) was raised in new funding through a new issue at market price to a Swedish institutional investor (after the reporting period).**
- **Net Sales were SEK 60,000 (US$ 9,000) compared to SEK 218,000 (US$ 32,000) for the same period of the prior fiscal year.**
- **Loss was SEK 10.7 million (US$ 1.58 million) compared to SEK 7.80 million (US$ 1.14 million) for the same period of the prior fiscal year.**
- **Liquid assets were SEK 97.2 million (US$ 14.1 million) as of November 30, 2006. This is to be compared with SEK 110 million (US$ 16.0 million) as of November 30, 2005.**
- **Loss per share was SEK 1.1 (US$ 0.17) compared to SEK 0.9 (US$ 0.13) for the same period of the prior fiscal year.**

Dlw 1/31

CEO OVERVIEW AND COMPANY HIGHLIGHTS

We are pleased with the continued progress the Company has made during the last quarter. New results from our study in type 1 diabetes patients continue to demonstrate safety and efficacy. The study in LADA patients is on track to be presented in June and US and European clinical studies in type 1 diabetes are being prepared. Approximately SEK 59.4 million (US$ 8.37 million) have been added in liquid funds during and after the reporting period. In addition, Diamyd Inc., in Pittsburgh, USA is making progress on the development of a viral delivery system of proteins specifically to nervous tissue. Costs remain within budget.

Professor Johnny Ludvigsson, Linkoping, Sweden provided further details of the positive clinical results from our study in type 1 diabetes patients at a presentation at the European Diabetes meeting EASD in Copenhagen in Denmark. Professor Ludvigsson concluded that Diamyd® has a clear protective effect on beta cell function. In a small group of patients that had had the disease for less than three months, the endogenous insulin production increased. In addition, the ease of administration of the Diamyd® drug was emphasized – only a total of two injections are required. No drug related serious adverse events have been reported. Overall, we believe that Diamyd® offers a compelling, first-in-class therapeutic for preserving beta cell function in type 1 diabetes, based on the demonstrated efficacy, safety and ease of use.

Our Phase II/III clinical trial in 160 type 2 LADA (Latent Autoimmune Diabetes in the Adult) patients is proceeding according to plan. Results from this clinical trial are anticipated to be publicly announced in June 2007 and we continue to believe that the positive results obtained in the type 1 clinical trial increase the likelihood that the Phase II/III trial will also be successful. Additionally, Diamyd's first Phase II clinical trial in 47 type 2 LADA patients is still being monitored to evaluate the long-term effect of Diamyd®.

We continue to focus on building shareholder value. With strong clinical results for Diamyd® at hand, partnership discussions with large pharmaceutical companies regarding commercialization of Diamyd® are ongoing. At the same time, preparations are underway to take Diamyd® into Phase III studies necessary for market approval.

In this context the Company has initiated its development strategy for clinical trials with its Diamyd® therapeutic in the United States and Europe. In October, the Company formally requested a Pre-IND/End of Phase II meeting with the US FDA regarding a clinical trial for type 1 diabetes in the USA. Subsequent to the period, the meeting was granted and is scheduled for January 29.

Diamyd, Inc., our subsidiary in the US, continues to advance several projects through the preclinical phase. These projects focus on the development of a viral delivery system (NTDDS) for proteins, in particular, to nervous tissue. The lead gene therapy projects include delivery of enkephalin and GAD genes for therapies for neuropathic pain, a chronic pain caused by nerve damage that is common in diabetes patients. Additionally, a novel therapy for brain cancer (glioblastoma multiforme) is being developed. Thus, Diamyd Medical currently undertakes projects within the areas of diabetes, neurology and oncology.

Our view that GAD65 is important for the treatment of CNS diseases was reinforced during the period when Neurologix, Inc. announced a successful Phase I trial using GAD65 in patients with Parkinson's disease.

The addition of Professor Hans Wigzell MD, PhD as a Director on the Board of Diamyd Medical AB brings another experienced adviser to the Company. This appointment greatly enhances the Company's network and knowledge base within science, biotech-pharma projects and businesses.

In September, shareholders demonstrated their strong support for the Company through the exercise of outstanding warrants (DIAM TO 1999/2006) providing SEK 49.2 million (US$ 6.88 million) in new funding to Diamyd. After the reporting period a new issue at market price to a Swedish institutional investor provided the Company with an additional SEK 10.2 million (US$ 1.49 million).

Anders Essen-Möller, CEO and President of Diamyd Medical.

SIGNIFICANT EVENTS – SEPTEMBER 1, 2006 TO NOVEMBER 30, 2006

Type 1 Diabetes Clinical Trial. In September 2006, additional details of the positive results from the Phase II clinical trial in type 1 diabetes (previously announced by the Company in August 2006) were presented at the European Diabetes meeting EASD in Copenhagen in Denmark. Overall, major conclusions from the first 15 months of the trial were:

- Diamyd® therapy demonstrated significant and clinically meaningful efficacy over placebo in slowing the decline of C-peptide production after a standardized meal over 15 months.
- The insulin requirements in the Diamyd®-treated group increased less than in the placebo group compared on a percentage basis.
- Diamyd®-treated patients with a disease duration of less than 3 months at intervention ($n = 4$) showed improved C-peptide levels 15 months after treatment, whereas placebo treated patients ($n = 7$) showed a decline. These subgroups were too small to demonstrate statistical significance.
- There were no serious adverse events reported that were related to the Diamyd® treatment.
- The treatment was easy to administer and was well received by patients, their parents and care providers.

The results provide strong support that the administration of Diamyd® is safe and effective in preserving insulin-producing beta cell function in type 1 diabetes patients.

US Clinical Trial Program. In October 2006, following the successful type 1 diabetes trial in Sweden, the Company announced it has requested a Pre-IND/ End of Phase II meeting with the United States FDA regarding initiating clinical trials in the USA for Diamyd®. (Subsequent to the reporting period, the meeting was granted and is scheduled for January 29, 2007.)

GAD65 for Parkinson's Disease. In October 2006, Neurologix, Inc., which has licensed Diamyd Medical's GAD65 patent for the treatment of Parkinson's disease, announced completion of the first ever Phase I gene therapy trial for Parkinson's disease. The primary objectives of the study; safety and tolerability, were successfully met. The patients registered a clinical improvement of 25% on the Unified Parkinson's Disease Rating Scale (UPDRS) compared to baseline ($p < 0.005$). Nine of the 12 patients showed an average improvement of

37%, and five of these patients showed a substantial improvement of between 40% and 65%. There were no adverse events reported relating to the treatment.

Diamyd Medical Board of Directors. Professor Hans Wigzell has accepted an appointment to the Board of Directors of Diamyd Medical. Between 1995 and 2004 Dr Wigzell served as President of the Karolinska Institute and during 1990-1992 he served as Chairman of the Nobel Prize Committee, Dr. Wigzell is currently Scientific Adviser to the Swedish Government, and Senior Strategic Adviser to the Karolinska Institute. He is a scientific adviser to Biocon (India) and HBM Partners (Switzerland) and serves on the Board of Directors of Karolinska Innovation AB (Sweden), Karolinska Development I and II AB (Sweden), Biovitrum AB (Sweden), Raysearch AB (Sweden) and Intercell (Austria).

Exercise of Warrants. On September 6, 2006, Diamyd Medical secured SEK 49.2 million (US$ 6.88 million) of funding when outstanding warrants (DIAM TO 1999/2006) were exercised. The warrants were issued in conjunction with the Right's Issue from 1999 and the final exercise date was August 31, 2006. Almost all warrants were exercised, resulting in a total of 9,647,478 shares of Diamyd Medical outstanding after the exercise.

EVENTS SUBSEQUENT TO CLOSE OF THE REPORTING PERIOD

Annual General Meeting – At the Annual General Meeting held on December 11, 2006 in Stockholm, Peter Rothschild, Björn O. Nilsson, Joseph Janes and Anders Essen-Möller (all re-elected) and Hans Wigzell (new election) were appointed to the Board of Directors. Joseph Janes was elected Chairman of the Board. Additionally, the shareholders approved the following authorizations:

- Compensation to the Chairman of the Board of SEK 165,000 (US$ 22,700) and an amount of SEK 82,500 (US$ 11,300) to each of the other members of the Board.
- The Board of Directors, at one or more occasions until the next Annual General Meeting (2007), may issue up to 600,000 new B-shares with consideration by set-off, in cash or with other conditions and without regard to pre-emption rights.
- An option scheme including the issuance of up to 250,000 options to employees and close collaborators of the Diamyd Group. Each option shall entitle the holder to acquire one series B-share.

License of GAD Patent – In December 2006, Diamyd executed an exclusive license agreement with Centre National de la Recherche Scientifique in Paris for the rights to a patent application portfolio covering therapeutic use of GAD via viral vectors. This portfolio covers the use of GAD65 and GAD67 for gene therapy for treatment of neurodegenerative diseases such as Alzheimer's disease, Huntington's disease, Parkinson's disease, Epilepsy and Amyotrophic Lateral Sclerosis (ALS).

Institutional Investment – After the reporting period the Board approved emission of 70,000 new B-shares to a Swedish institutional investor, increasing the cash position of the Company by SEK 10.2 million (US$ 1.47 million). The shares are issued with the support of an authorization given at the recent Annual General Meeting (see above). The price for the purchase was SEK 145.75 (US$ 21) per share which corresponded to the market price at the time. After the issue the number of shares is 9,747,478.

BUSINESS OVERVIEW

Diamyd Medical has a vision to find a cure for autoimmune diabetes and to reduce complications from the disease. To meet this goal, the Company currently develops therapeutics from two independent platform technologies. One of these platforms relies on the GAD65 molecule and the other on a viral delivery system for proteins in particular to nervous tissue. Therapeutics for diseases other than diabetes are also being developed.

Business Model

Diamyd Medical's business model is to identify candidate therapies and develop them through clinical trials before out-licensing or joint commercialization through partnerships. Development and marketing of related products, e.g. diagnostic products may be undertaken to promote and to prepare the market for subsequent drug launches.

Diamyd Medical's business model leverages a focused in-house team with highly qualified skills and expert outsourcing partners, e.g. CROs and CMOs, to facilitate drug development. This model efficiently manages costs through resource flexibility while ensuring delivery of quality results as the Company's projects move forward.

Diabetes

It has been estimated by the International Diabetes Federation that the number of diagnosed and undiagnosed individuals with diabetes is about 230 million persons worldwide. The incidence of diabetes in 2006 has been estimated to 6 million individuals. While this number represents a global Continuous Annual Growth Rate (CAGR) of 5.6%, the incidence increase in the USA (11%), Russia (8%) and the Philippines (7%) is much higher. About 3-10% of the individuals diagnosed with diabetes have type 1 diabetes with rates varying by country and ethnicity. About the same amount of patients have the LADA form of the disease. The costs associated with diabetes in the western world are about 7% of total healthcare budgets, or more than US$100 billion in the United States alone.

DIAMYD® CLINICAL TRIALS: TYPE 1 DIABETES

In August and September 2006 Diamyd Medical announced positive results from a randomized, double blind, placebo-controlled multi-centre Phase II trial in 70 children and adolescents with type 1 diabetes. 15 months after intervention, significant efficacy was demonstrated in preserving beta cell function: The group of 35 patients that received Diamyd® experienced on average only half the decline of meal stimulated insulin secretion, as measured by C-peptide levels (AUC) as compared to the placebo group. C-peptide levels in both groups experienced a decline; however, the decline was significantly less in the Diamyd® treated group ($p=0.01$). The subgroup of patients treated with Diamyd® within three months of diagnosis indicated an improved endogenous insulin secretion. In addition, the results also strongly support the safety of Diamyd® administration. There were no serious adverse events reported that were related to the Diamyd® treatment and it was easily administered and well received by patients and health care providers.

The trial is now in a follow-up stage of an additional 15 months.

DIAMYD® CLINICAL TRIALS: TYPE 2 DIABETES (LADA)

Diamyd Medical's previously reported trial, the Phase II dose finding trial, encompassing 47 patients with autoimmune type 2 diabetes (LADA), continues in its follow-up phase. Patients were treated with doses of 4, 20, 100 and 500 µg Diamyd® or placebo. Significantly improved levels of both C-peptide and A1C were demonstrated after two years for the group that received 20 µg Diamyd®.

Diamyd Medical's second trial in autoimmune type 2 diabetes (LADA), a Phase II/III clinical trial encompassing 160 patients, is proceeding according to plan. All patients are recruited and have received their treatments. Results from this trial are planned for June 2007.

Chronic Pain

In the USA, nearly one third of the population experiences severe chronic pain at some point in life, and, according to the American Pain Society, only one in four patients with chronic pain receives adequate treatment. Approximately 1.7 million people in the USA and as many as 38 million worldwide suffer from moderate to severe neuropathic pain associated with diabetes, back pain, HIV/AIDS neuropathy, spinal cord injury, postherpetic neuralgia or other diseases. The neuropathic pain market in the United States was approximately US$ 600 million in 2004, and is expected to be worth more than US$ 2 billion by 2009.

NTDDS

Diamyd Inc., in Pittsburgh is developing a replication deficient viral delivery system for proteins, in particular, to nervous tissues. The system, Nerve Targeted Drug Delivery System (NTDDS) has several advantages over other gene delivery strategies as the DNA that encodes the delivered gene does not integrate into the chromosome and, therefore, the risk of side effects is reduced. NTDDS has the capacity to deliver multiple genes and is well suited for development of a multitude of projects. Diamyd Inc. is discussing joint development of various projects with third party biotechnology companies. The NTDDS lead projects are therapeutics for pain using enkephalin and GAD. These projects are both in a preclinical stage.

GAD and other neurological diseases

Apart from being a major autoantigen in autoimmune diabetes, GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory neurotransmitter GABA in the Central Nervous System (CNS). Several neurological and movement related disorders may be due to disturbances in the Glutamate-GABA balance, and GAD65 may come to play a major role as a component in future medications for treatment of such diseases.

Diamyd Medical has sublicensed rights to the GAD65 gene to Neurologix, Inc. for the development of a GAD-based therapy to treat Parkinson's disease. A Phase I trial with patients having Parkinson's disease has been completed. Primary objectives of the study regarding, safety and tolerability, were successfully met. Additionally, indications of efficacy were shown.

FINANCIAL PERFORMANCE

Sales – Sales during the three month period amounted to 60 kSEK compared to 218 kSEK during the same period last year. Sales fluctuate from quarter to quarter and consist of Diamyd-related products such as GAD-protein to academic researchers.

Costs – Costs for the Group amounted to 11.6 MSEK (11.7 MSEK) during the three month period.

Loss –The net loss for the Group for the three-month period amounted to 10.7 MSEK (7.8 MSEK).

Financial Position and Liquidity – The Group's liquid assets amounted to 97.2 MSEK as of 30 Nov, 2006 (110.4 MSEK).

Investments – No significant investments were made during the period.

Change in Equity – As of 30 Nov. 2006, the Company's equity amounted to 134.5 MSEK (107.6 MSEK), resulting in a solvency ratio of 95.0% (92.3 %).

Personnel – The Company had 9 (7) employees as of Nov 30th 2006.

Parent Company – The Parent Company's net turnover amounted to 0 SEK as all sales are conducted in subsidiary companies. The period's investments were 0 SEK.

FINANCIAL RESULTS

Group's Income Statement

kSEK

	3 months Sep 06 –Nov 06 2006-2007	3 months Sep 05 –Nov 05 2005-2006	12 months Sep 05 –Aug 06 2005-2006
OPERATING EXPENSES			
Net sales	60	218	4,323
Other Operating Income	21	-	-
Total Operating Income	**81**	**218**	**4,449**
Operating Expenses			
Cost Of Goods Sold	-4	-377	-166
Research and Development	-4,553	-7,393	-23,167
Patents	-508	-279	-1,471
Personnel	-2,735	-2,259	-9,876
Other External Expenses	-1,986	-1,238	-8,680
Depreciation, Patents	-577	-162	-1,626
Depreciation, Equipment	-33	-28	-115
Total Operating Expenses	**-10,396**	**-8,736**	**-45,101**
Operating Loss	**-10,315**	**-8,518**	**-40,652**
FINANCIAL INCOME AND EXPENSES			
Dividends from Holdings	-	-	250
Interest Income	701	676	1,808
Interest Expense	-1,076	-	-56
Total Financial Income and Expense	**-376**	**676**	**2,002**
Loss before Taxes	**-10,690**	**-7,842**	**-38,650**
Taxes	-	-	-
NET LOSS FOR THE PERIOD	**-10,690**	**-7,842**	**-38,650**

Groups balance sheet

kSEK

	Nov 30 2006	Nov 30 2005	Aug 31 2006
ASSETS			
Non-Current Assets			
Intangible assets	16,147	1,147	16,745
Tangible assets	213	192	133
Financial assets	800	800	800
Total Non-Current Assets	**17,161**	**2,139**	**17,678**
Current Assets			
Inventory	9	109	12
Trade and Other Receivables			
Trade Receivables	161	134	148
Other Receivables	3,945	1,306	2,879
Prepaid tax	355	198	326
Prepaid Expenses and Accrued Income	2,001	2,385	2,600
Total Trade and Other Receivables	**6,462**	**4,023**	**5,953**
Other Investments	20,664	-	21,735
Short-term investments	30,303	76,687	45,551
Cash and bank balances	66,942	33,685	13,190
Total Liquid Funds	**97,245**	**110,372**	**58,742**
Total Current Assets	**124,380**	**114,504**	**86,441**
TOTAL ASSETS	**141,540**	**116,643**	**104,119**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' Equity			
Issued capital	9,677	8,418	8,735
Other Capital Contributions	338,740	271,571	288,938
Other Reserves	15	53	160
Accumulated Losses	-213,891	-172,393	-203,201
Total Shareholder's Equity	**134,541**	**107,649**	**94,632**
Non-current liabilities	-	-	-
Current Liabilities			
Trade Payables	1,038	3,155	1,624
Other Payables	1,302	1,689	2,114
Prepaid Income and Accrued Expenses	4,659	4,150	5,749
Total Current Liabilities	**6,999**	**8,994**	**9,487**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**141,540**	**116,643**	**104,119**

Change in Shareholder's Equity
(kSEK)

	Share Capital	Other Capital Contributions	Other reserves	Accumulated losses	TOTAL
Adjusted opening balance, August 31, 2005	**8,418**	**271,571**	**560**	**-164,551**	**115,998**
Translation Gain			207		207
Revaluation of Short-Term Investments			-607		-607
Option Premiums		240			240
New Share Issue	317	17,127			17,444
Net Loss for the Year				-38,650	-38,650
Closing balance, August 31, 2006	**8,735**	**288,938**	**160**	**-203,201**	**94,632**
Opening balance, September 1, 2006	**8,735**	**288,938**	**160**	**-203,201**	**94,632**
New Share Issue	942	49,802			50,744
Revaluation of Short-Term Investments			-16		-16
Translation Gain			-129		-129
Net Loss for the Period				-10,883	-10,690
Closing balance, November 30, 2006	**9,677**	**338,740**	**15**	**-213,891**	**134,511**

CASH FLOW STATEMENT

kSEK

	3 months Sep 06 –Nov 06 2006-2007	3 months Sep 05 –Nov 05 2005-2006	12 months Sep 05 –Aug 06 2005-2006
Cash Flow from Operations before Changes in Working Capital			
Operating loss	-10,315	-8,518	-40,652
Interest Received	910	2,696	4,304
Interest Paid	-1,076	-312	-56
Dividend Received	-	-	-
Non-Cash Flow Items			
Depreciation	610	190	1,740
Changes in Accrued Interest	-74	-1,662	-2,496
Other Non-Cash Flow Items	1,055	-	1,933
Income Tax Paid	-29	-27	-158
Net Cash Flow from Operating Activities before Changes in Working Capital	**-8,919**	**-7,633**	**-35,385**
Increase (-) Decrease (+) Inventory	3	-98	-5
Increase (-) Decrease (+) Receivables	-483	3,623	2,040
Increase (+) Decrease (-) Liabilities	-2,482	-1,072	680
Net Cash Flow from Operating Activities	**-11,881**	**-5,180**	**-32,670**
Cash Flow from Investing Activities			
Purchase of Intangible Assets	-	-	-436
Purchase of Tangible Assets	-117	-	-28
Purchase of Financial Asserts	15,114	-	-69,297
Net Cash Flow from Investing Activities	**14,997**	**-**	**-69,761**
Cash Flow from Financing Activities			
Change in Long-Term Liabilities	-	-	-768
Option premiums	-	-	-
New share issue	50,744	-	1,058
	-	-	-768
Net Cash Flow from Financing Activities	**50,744**	**-**	**290**
Total Cash Flow for the Period	**53,860**	**-5,180**	**-102,141**
Cash and Cash Equivalents at beginning of period	13,190	115,535	115,535
Net Foreign Exchange difference	-108	17	-204
Cash and Cash Equivalents at end of period	**66,942**	**110,372**	**13,190**

Accounting Principles

The consolidated financial statements have been prepared in compliance with the International Financial Reporting Standards (IFRS) established by the International Accounting Standards Board (IASB) and the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC) as endorsed by the European Commission for application in the EU. This consolidated interim report has been prepared in accordance with IAS 34, Interim Financial Reporting, which is consistent with the requirements stated in the Swedish Financial Accounting Standards Council's recommendation RR 31, Interim Reporting for Groups. The Group applies the same accounting and valuation principles as in the annual report for 2005.

Notes

Note 1. Sales

kSEK	3 months Sep 06 –Nov 06 2006-2007	3 months Sep 05 –Nov 05 2005-2006	12 months Sep 05 –Aug 06 2005-2006
Sales of GAD-protein and diagnostic products	58	214	707
Invoiced freight	2	4	14
Out-licensing of GAD-technology	-	-	3,602
Other operating income	21	-	-
TOTAL	**81**	**218**	**4,323**

Note 2 – Balance for the period

The business is making a loss. Deduction for losses in the Swedish company is valued at SEK 0 as a precaution.

Note 3 – Shareholders' equity and liabilities

No Company debts are interest bearing.

Note 4 – Change to IFRS

The change in accounting principles to IFRS has affected the results negatively with SEK 93,000.

Key ratios

	3 months Sep 06 –Nov 06 2006-2007	3 months Sep 05 –Nov 05 2005-2006	12 months Sep 05 –Aug 06 2005-2006
Return on Equity, %	-9.5	-7.0	-36.8
Return on Capital Employed, %	-9.5	-7.0	-36.7
Return on Assets, %	-8.9	-6.5	-33.6
Shareholders' Equity per Share, SEK	13.9	12.8	10.8
Shareholders' Equity per Share after dilution, SEK	14.2	12.7	11.0
Cash flow per share, SEK	5.7	-0.6	-11.9
Solidity, %	95.0	92.3	90.9
Number of shares	9,677,478	8,418,043	8,735,216
Number of shares, Average	9,373,860	8,418,043	8,582,797
Number of shares, Diluted	9,503,633	8,451,196	9,544,076

Stockholm, January 19, 2007

The Board of Diamyd Medical AB (publ)

This report has not been reviewed by Diamyd Medical's auditors.

Financial Calendar

6-month report	(December-February)	April 20, 2007
9-month report	(March-May)	June 29, 2007
Year End Report	(September-August)	October, 26 2007

About Diamyd Medical

Diamyd Medical is a Life Science company focused on developing treatments for diabetes and its complications. The Company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in both type 1 and autoimmune type 2 diabetes patients (LADA) in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd®. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context GAD may have an important role not only in diabetes, but also in several CNS-related diseases. Diamyd Medical has an exclusive world-wide license from UCLA in Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD65 Composition of Matter license to Neurologix Inc., New Jersey, for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within gene therapy using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The Company's lead gene therapy projects include using Enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are in preclinical phases.

Diamyd Medical has offices in Stockholm (Sweden) and in Pittsburgh (USA). The Diamyd Medical share is quoted at the Stockholm Nordic Exchange in Sweden (ticker symbol: DIAM B) and in the US through a Level 1 ADR program administered by the Bank of New York (ticker symbol: DMYDY). Further information is to be found on the Company's website: www.diamyd.com

For further information, please contact:

Stockholm-office
Anders Essen-Moller
CEO and President
Tel: +46 8 661 0026
E-mail: investor.relations@diamyd.com

For media contact in the USA, please contact:

Gregory Tiberend
Executive Vice President
Richard Lewis Communications, Inc.
Tel: +1 212 827 0020
E-mail: gtiberend@rlcinc.com

661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

Disclaimer: This document contains certain "statements" relating to present understandings, future events and future performance, including statements relating to the progress, timing and completion of our research, development and clinical trials; our ability to market, commercialize and achieve market acceptance for product candidates; and our current and future strategic partner relationships. These statements can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Diamyd Medical undertakes no obligation to publicly update such statements, whether because of new information, future events or otherwise, nor does Diamyd Medical give any guarantees that the statements, given or implied, are correct. This document is a translation from the Swedish original. No guarantees are made that the translation is free from errors.